UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a summary of Sociedad Química y Minera de
Chile S.A.’s annual shareholders’ meeting sent to the Superintendencia de Valores y Seguros de Chile on April 28, 2011.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         x                                                                  Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______                                                                    No         x       .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, April 28, 2011

Mr. Fernando Coloma C.
Superintendent
Superintendent of Securities and Insurance
Avda. Lib. Bernardo O'Higgins N°1449
Santiago, Chile

Dear Mr. Superintendent:

We hereby inform you that on April 28, 2011, the shareholders of Sociedad Química y Minera de Chile S.A. present at the 35th ordinary shareholders’ meeting agreed to the following:

1.	To approve the Company’s balance sheet, financial statements, annual report, accounting inspectors’ report and report of independent auditors for the business year ended December 31, 2010.

2.
To designate: (i) PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s external auditors; (ii) Mauricio Quiróz Jara and Oriana Lazo Monguillo as the Company’s accounting inspectors, and Angel Gómez Morales and Ricardo Marín Varas as the Company’s substitute accounting inspectors; (iii) Fitch Chile Clasificadora de Riesgo Limitada and Feller Rate Clasificadora de Riesgo Limitada as the Company’s independent credit rating agencies for the 2011 business year.

3.	To approve the Company’s investment and financing policies for the 2011 business year.

4.
To approve the distribution and payment of a final dividend of US$0.72592 per share.  This payment  (i) was made in part through a interim dividend of US$0.41794 per share paid and distributed December 15, 2010 (ii) the remaining portion will be paid through a dividend of US$0.30798 per share to be paid and distributed May 11, 2011 in the Chilean peso equivalent of $142.40071 pesos per share.

5.
To designate Wayne R. Brownlee, Hernán Buchi B., José María Eyzaguirre B., Eduardo Novoa C., Julio Ponce L., Wolf von Appen B., Kendrick T. Wallace and Daniel Yarur E. as new board members of SQM S.A. and to approve remunerations to be paid to each member of the board. Also, to inform that Eduardo Novoa C. was proposed and designated as the independent director of the Company.

6.	To approve the remunerations to be paid to each member of the Company’s Directors Committee and likewise to establish the annual working budget for the Committee and its advisors.

7.	To designate the newspaper “El Mercurio de Santiago”, which has nationwide circulation in Chile, as the newspaper in which notices of shareholders’ meetings must be published.

In addition, at the same ordinary shareholders’ meeting, the shareholders of the Company were informed of the following:

1.	The execution of the acts carried out or contracts entered into by the Company, in relation to Title 16 of Law No. 18.046.

2.	The expenses incurred by the Board of Directors of the Company during the year 2010.

3.	The Company’s dividend policy for the 2011 business year.

4.	Matters relating to the Company’s Directors Committee and Audit Committee.

5.	The fact that the Company will provide the information indicated in Superintendence of Securities and Insurance Circular No. 1494 free of charge.

The aforementioned matters are outlined in the respective Act which we hope to send soon.

Please feel free to contact us to clarify any pertinent matters related to the information above.

Sincerely,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

c.c.:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York Melon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: May 2, 2011